UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

On Holding AG

(Name of Issuer)

Class A ordinary shares, par value CHF 0.10 per share

(Title of Class of Securities)

H5919C104

(CUSIP Number)

January 11, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H5919C104	13G

1	Names of Reporting Persons Carlos Alberto da Veiga Sicupira
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Brazil
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 (See Item 4)
	6	Shared Voting Power 19,833,971 (1) (See Item 4)
	7	Sole Dispositive Power 0 (See Item 4)
	8	Shared Dispositive Power 19,833,971 (See Item 4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 19,833,971 (See Item 4)
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.21% (2) (See Item 4)
12	Type of Reporting Person IN

(1)	Includes 121,923 Class A Ordinary Shares beneficially owned by Mr. Sicupira’s spouse.
(2)	Based on 274,998,125 Class A Ordinary Shares issued and outstanding as of September 30, 2021, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2021.

CUSIP No. H5919C104	13G

1	Names of Reporting Persons CHL Investment Fund Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Commonwealth of the Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 (See Item 4)
	6	Shared Voting Power 19,712,048 (See Item 4)
	7	Sole Dispositive Power 0 (See Item 4)
	8	Shared Dispositive Power 19,712,048 (See Item 4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 19,712,048 (See Item 4)
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.17% (1) (See Item 4)
12	Type of Reporting Person CO

(1)	Based on 274,998,125 Class A Ordinary Shares issued and outstanding as of September 30, 2021, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2021.

Item 1(a).	Name of Issuer:

On Holding AG (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Pfingstweidstrasse 106

8005 Zurich, Switzerland

Item 2(a).	Name of Person Filing:

This statement is being filed on behalf of Carlos Alberto da Veiga Sicupira and CHL Investment Fund Ltd. (“CHL”) (collectively, the “Reporting Persons”). CHL is an investment fund, whose majority shares are beneficially owned by Carlos Alberto da Veiga Sicupira.

An agreement among the Reporting Persons that this Schedule 13G is filed on behalf of each of them is attached hereto as Exhibit 1.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of each Reporting Person is:

Mr. Carlos Alberto da Veiga Sicupira

Rua Dr. Renato Paes de Barros, 1017, 15th floor

Sao Paulo – SP

Brazil

CEP 04530-001

CHL Investment Fund Ltd.

Goodman‘s Bay Corporate Centre

2nd Floor, 309 West Bay Street

PO Box SP61567

Nassau, Bahamas

Item 2(c).	Citizenship:

Mr. Sicupira is a citizen of Brazil. CHL is an investment fund, formed as an International Business Company in the Commonwealth of the Bahamas, whose majority shares are beneficially owned by Mr. Sicupira.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value CHF 0.10 per share (“Class A Ordinary Shares”), of the Issuer.

Item 2(e).	CUSIP Number:

H5919C104

Item 3.	Not applicable.

Item 4	Ownership

(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages which relate to the beneficial ownership of the Class A Ordinary Shares of the Issuer, as of December 20, 2021, are incorporated herein by reference. As of January 11, 2022, Mr. Sicupira is the ultimate beneficial owner of 19,833,971 Class A Ordinary Shares, consisting of 19,712,048 Class A Ordinary Shares held by CHL and 121,923 Class A Ordinary Shares beneficially owned by Mr. Sicupira’s spouse, of which Mr. Sicupira may be deemed to share beneficial ownership. Mr. Sicupira disclaims beneficial ownership of the shares beneficially owned by his spouse. CHL is a limited partner in, and holds interests in multiple classes of, Point Break Capital LP, a Cayman Islands exempted limited partnership (the “Partnership”). The Partnership acquired Class A Ordinary Shares of the Issuer in several installments between November 21, 2016, and August 20, 2020. The Class A Ordinary Shares were registered in an initial public offering that occurred on September 15, 2021. CHL requested a withdrawal in-kind from its capital accounts in the Partnership, and, on December 20, 2021, the Partnership decided to distribute 19,712,048 Shares held by the Partnership to CHL in connection with such withdrawal. The effective distribution and transfer of the Shares to CHL were subject to certain conditions, which were fully complied with on January 11, 2022.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

The responses of the Reporting Persons to Items 2(a) and 4 are incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

The responses of the Reporting Persons to Item 4 is incorporated herein by reference.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

(c) By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2022

/s/ Carlos Alberto da Veiga Sicupira
Carlos Alberto da Veiga Sicupira

CHL Investment Fund Ltd.

By:	/s/ Anya Sturrup and Lashawn Rolle
Name: Touro Investments Holdings Ltd.
Title: Director

By:	/s/ Wendy Warren and Renata Grosche
Name: Liko International Ltd.
Title: Director

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement by and among the Reporting Persons